UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                             SMITHFIELD FOODS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $ .50 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   832248 10 8
          ------------------------------------------------------------
                                 (CUSIP Number)

                               J. Troy Smith, Jr.
                             William R. Lathan, Jr.
                              Ward and Smith, P.A.
                               1001 College Court
                         New Bern, North Carolina 28562
                                 (252) 633-1000
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 7, 1999
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                 SEC 1745(3-98)

                                  SCHEDULE 13G

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
CUSIP No.          832248  10 8              Page       2        of      6       Pages
            -------------------                     ----------       ----------
--------- -------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Carroll M. Baggett
--------- -------------------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)[ ]
                                                                                  (b)[X]

--------- -------------------------------------------------------------------------------

   3      SEC USE ONLY
--------- -------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------- -------------------------------------------------------------------------------

NUMBER OF                5      SOLE VOTING POWER
SHARES
BENEFICIALLY                         2,185,333
OWNED BY               ------- ---------------------------------------------------------
 EACH                    6      SHARED VOTING POWER
REPORTING
PERSON                              -0-
 WITH                  ------- ---------------------------------------------------------
                         7      SOLE DISPOSITIVE POWER

                                    2,185,333
                       ------- ---------------------------------------------------------
                         8      SHARED DISPOSITIVE POWER

                                    -0-
--------- -------------------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,185,333
--------- -------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                  (SEE INSTRUCTIONS)        [X]

--------- --------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.75%
--------- --------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
--------- --------------------------------------------------------------------------------



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ITEM 1.

        (a)    NAME OF ISSUER.

               The Issuer is Smithfield Foods, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

               The Issuer's principal executive offices are located At 200 Commerce Street, Smithfield, Virginia 23430.

ITEM 2.

        (a)    NAME OF PERSON FILING.

               The Reporting Person filing this Statement is Carroll M. Baggett.

               The Reporting Person may be deemed to be a member of a "group" consisting of her and her brothers, Jeffrey S. Matthews and James
               O. Matthews (together with the Reporting Person, the "Family Members") formed for the purpose of disposing of shares of the Issuer's Common Stock. The Reporting Person received a portion of her shares of the Issuer's Common Stock on May 7, 1999, in exchange for her equity interests in various companies owned by the Family Members that were acquired by the Issuer (the "Acquired Companies"). Each of the other two Family Members also received a portion of their respective shares of Common Stock in exchange for their equity interests in the Acquired Companies. In connection with those transactions, each of the Family Members entered into a Registration Rights Agreement and an Agreement of Shareholders, both dated as of May 3, 1999, with the Issuer. Pursuant to the Registration Rights Agreement, and subject to certain restrictions and conditions, each of the Family Members has certain rights to demand that the Issuer file registration statements with the Securities and Exchange Commission under the Securities Act of 1933, as amended, covering resales of shares of Common Stock held by him or her and to include shares he or she holds in any registration statement filed by the Issuer upon the demand of any other Family Member. Also, pursuant to the Agreement of Shareholders, each Family Member has agreed, among other things, to certain restrictions on his or her ability to sell, transfer or encumber the shares of Common Stock held by him or her during a period of one year following receipt of such stock. As a result of the above agreements, and to facilitate any desired dispositions of portions of their separate shares of Common Stock, the Family Members likely will, from time to time in the future, act cooperatively in any such dispositions of shares of Common Stock. To the extent that the above arrangements cause the Family Members to constitute a group, then the members of the group are the Family Members. However, the Reporting Person disclaims the existence of a "group."

        (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

               The Address of the Reporting Person's principal business office is:

                             Post Office Box 707
                             Warsaw, North Carolina 28398.

        (c)    CITIZENSHIP.

               The Reporting Person is a citizen of the United States.


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        (d)    TITLE OF CLASS OF SECURITIES.

               This Statement relates to the Issuer's Common Stock, $0.50 par value per share.

        (e)    CUSIP NO.

               The CUSIP number of the common stock is 832248108.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ]  Broker or dealer registered under Section 15 of the Act
                 (15 U.S.C.78o);
        (b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                 78c);
        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C.78c);
        (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
        (e) [ ]  An investment adviser in accordance with Section 240.13d-1(b)
                 (1)(ii)(E);
        (f) [ ]  An employee benefit plan or endowment fund in accordance with
                 Section 240.13d.1(b)(1)(ii)(F);
        (g) [ ]  A parent holding company or control person in accordance with
                 Section 240.13d-1(b)(1)(ii)(G);
        (h) [ ]  A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act (12 U.S.C. 1813);
        (i) [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
        (j) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4.        OWNERSHIP

               The Reporting Person's separate beneficial ownership of Common Stock is as follows:

        (a)    Amount beneficially owned:                  2,185,333

        (b)    Percent of class:                              4.75%

        (c)    Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote:  2,185,333

               (ii)   Shared power to vote or to direct the vote:       -0-

               (iii)  Sole power to dispose or to direct the
                      disposition of:                            2,185,333


               (iv)   Shared power to dispose or to direct the
                      disposition of:                                   -0-

               Jeffrey S. Matthews and James O. Matthews own and have sole power to vote and dispose of 2,185,333 and 2,185,334 shares of Common Stock, respectively. Therefore, to the extent that the Family Members constitute a "group," the group would beneficially own an aggregate of 6,556,000 shares constituting 14.24% of the Issuer's outstanding shares of Common Stock. The Reporting Person has no power (sole or shared) with respect to the voting or disposition of the shares held by

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        either of Jeffrey S. Matthews or James O. Matthews and, accordingly, disclaims beneficial ownership thereof.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               To the extent that the Family Members constitute a group (see response to Item 2(a)), then the members of the group are the Reporting Person (Carroll M. Baggett), Jeffrey S. Matthews and James O. Matthews. The Reporting Person disclaims the existence of a group.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.       CERTIFICATION.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 12, 1999
   ----
                                                /s/Carroll M. Baggett
                                                --------------------------------
                                                   Carroll M. Baggett


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